UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Edgewater Technology, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

280358102

(CUSIP Number)

Frederick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 280358102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 649,305
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 649,305
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,305
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
14.	TYPE OF REPORTING PERSON (see instructions) 00

CUSIP No. 280358102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederick DiSanto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 280358102	13D

Item 1.  Security and Issuer.

This statement relates to the shares of Common Stock of Edgewater Technology, Inc. The address of the issuer is 200 Harvard Mill Square, Suite 210 Wakefield, Massachusetts 01880.

Item 2.  Identity and Background.

This statement is filed on behalf of Ancora Advisors, LLC. Ancora Advisors, LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.  Purpose of Transaction.

  The shares of Common Stock covered by this Schedule 13D were acquired by Ancora Advisors, LLC for investment purposes in the ordinary course of business. Ancora purchased shares based on its belief that the acquisition value of the company is in excess of the current share price. If the company's strategic process fails to result in a sale of the entire company, Ancora intends to seek the replacement of the incumbent members of the board (other than the two recently appointed shareholder sponsored directors) with the election of their own nominees through either a proxy or consent solicitation.

Ancora Advisors, LLC reserves the right to purchase or otherwise acquire additional securities of the Issuer, or sell or otherwise dispose of any securities of the Issuer beneficially owned by them. In each case, in the open market or in privately negotiated transactions, to the extent deemed advisable by Ancora Advisors, LLC in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ancora Advisors, LLC may take any other action with respect to the Issuer or any of the Issuer's debt or equity securities in any manner permitted by applicable law.

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 11,893,696 shares of Common Stock outstanding on March 2, 2016) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	0	0.00
Ancora Funds & Partnerships (2)	647,305	5.44
Ancora Advisors SMA (3)	2,000	0.02
TOTAL	649,305	5.46

(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: "Relevant Transactions in Shares" in the past 60 days.

Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares
3/1/2016	BUY	4,554	$7.26
3/2/2016	BUY	21,500	$7.77
3/3/2016	BUY	9,100	$7.75
3/24/2016	BUY	21,996	$7.51
3/28/2016	BUY	15,121	$7.74
3/29/2016	BUY	27,388	$7.85
3/30/2016	BUY	30,168	$7.98
4/1/2016	BUY	31,315	$7.97
4/4/2016	BUY	25,084	$8.01
4/5/2016	BUY	15,400	$8.04
4/6/2016	BUY	4,798	$8.05
4/7/2016	BUY	8,487	$8.05
4/8/2016	BUY	5,500	$8.11
4/11/2016	BUY	5,834	$8.13
4/13/2016	BUY	31,567	$8.26
4/14/2016	BUY	1,289	$8.26
4/15/2016	BUY	800	$8.27
4/18/2016	BUY	3,000	$8.26
4/19/2016	BUY	2,700	$8.31
4/20/2016	BUY	16,100	$8.36
4/21/2016	BUY	15,337	$8.41
4/22/2016	BUY	1,683	$8.49
4/26/2016	BUY	8,089	$8.27
4/27/2016	BUY	21,453	$8.41
4/28/2016	BUY	5,900	$8.50

CUSIP No. 280358102	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Frederick DiSanto Frederick DiSanto

Chairman and Chief Executive Officer

April 29, 2016